

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
Richard Palmer
Chief Financial Officer
Global Clean Energy Holdings, Inc.
2790 Skypark Drive, Suite 105
Torrance, California 90505

> **Re: Global Clean Energy Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **Form 8-K furnished May 30, 2013**
> **Response Letter Dated February 7, 2014**
> **File No. 000-12627**

Dear Mr. Palmer:

We have reviewed your response letter dated February 7, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated as in comment 13) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 27

1. We note from your response to our prior comment 1 that you have proposed to revise your disclosure in the Critical Accounting Policies section of MD&A in the future to include certain assumptions used in your impairment analysis. Please explain to us why

Richard Palmer
Global Clean Energy Holdings, Inc.
April 3, 2014
Page 2

you believe it is appropriate to use a growth rate of 43% when estimating future cash flows. Also, please explain how you determined the discount rate of 50% that is used for purposes of determining discounted cash flows.

Form 10-Q for the Quarter Ended September 30, 2013

2. We note from your response to our prior comment 4 that you will revise future filings to reflect the loss on the sale of the investment as a component of loss from operations on the face of the statement of operations. Please ensure that your Form 10-K for the year ended December 31, 2013 reflects this reclassification and includes footnote disclosure describing the reclassification from its previous presentation in your Form 10-Qs.

3. We note from your response to our prior comment 5 that the gain on forgiveness of debt was netted in your calculations for the loss on sale of investment as the debt would not have been forgiven if the investment has not been sold. However, regardless of the fact that you indicate that the debt forgiveness was conditional upon the sale of the investment, we believe that the gain on debt forgiveness should be presented separately on the face of the income statement from the loss on the sale of the investment. The gain on debt forgiveness is appropriately presented as non-operating income (expense), however the loss on sale of investment should be presented as part of operating income/loss. Please revise your financial statements accordingly.

Report on Form 8-K/A dated March 12, 2013 filed May 30, 2013
Exhibit 23.1

4. We note from your response to our prior comment 5 that you have requested the audit firm to correct the dates and you will include the appropriately dated consent as an exhibit to the report on Form 8-K. Please file this Form 8-K and the revised consent as soon as possible.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief